FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr C Farrel, a Company
Secretary of Gold Fields Limited, has exercised Share Options which were issued to him in terms of The GF Management Incentive
Scheme, as amended.

Share options are offered at a strike price, with a third of the total share option grant vesting upon the second, third and
fourth anniversaries of the grant date. The vested options can be exercised before the expiry date which is seven years from the grant date. The value of the Options which a participant may exercise will be the difference between the Share price at the date of exercise and the Strike price on the allocation date.

Details of the transaction are set out below:

C Farrel
Nature of transaction
On market sale of shares/options in
terms of the above scheme
Transaction Date                                                     30 March 2011
Number of Shares/Options                                     4,734
Class of Security                                                      Ordinary Shares
Strike price per share option                                   R73.80
Market price per share                                             R117.7892
Total Value                                                                R557,614.07
Total proceeds                                                          R208,244.87
Vesting Period
A third of the total share option
grant vests upon the second, third
and fourth anniversaries of the grant
date and the options expire seven
years from grant date.
Nature of interest                                                     Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

4 April 2011
Sponsor:
JP Morgan Equities Limited

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted on 1 March 2011 (“the Grant Date”),
Share Appreciation Rights (“SARS”) and Performance Vesting
Restricted Shares (“PVRS”) to Mr MMC Mutloane a director of GFI
Mining South Africa (Pty) Ltd, a major subsidiary of Gold Fields
Limited, as set out below. The offer was accepted on 30 March
2011.

SARS are allocated at the volume weighted average price of Gold
Fields shares over the 20 trading days preceding the Grant Date.
SARS vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the
Fair Market Value at date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.

PVRS are conditionally awarded with the final number settled after three years dependent on the performance criteria set being met. The number of shares to be settled will range from 0% to
300% of the conditional award. The determined number of PVRS will be settled to the participant in shares or in cash at the
Company’s discretion.
Name
MMC Mutloane
Position
Director of GFI Mining South
Africa (Pty) Ltd
Company Gold Fields Limited
No of SARS granted 3,825
SARS strike price R119.15
No of PVRS granted 2,175
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

4 April 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 12 April 2011
GOLD FIELDS LIMITED
By:
Name:     Mr W J Jacobsz
Title:       Senior Vice President: Investor
                Relations and Corporate Affairs